Barrco, Inc. (the "Company") a Washington Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio &
Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Barrco, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 15, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	13,657	78,865
Accounts Receivable	1,704	-
Prepaid Expenses	3,932	24,471
Inventory	51,334	28,914
Total Current Assets	70,627	132,250
Non-current Assets		
Furniture, Tools, Equipment, and Tradeshow Booths, net of Accumulated Depreciation	93,381	113,396
Intangible Assets: Patents & Software, net of Accumulated Depreciation	92,505	67,972
Security Deposits	8,000	8,000
Total Non-Current Assets	193,886	189,369
TOTAL ASSETS	264,512	321,619
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	14,293	-
Accounts Payable - Related Party	43,015	7,599
Sales Tax Payable	3,920	65
Other Liabilities	309	113
Total Current Liabilities	61,537	7,777
Long-term Liabilities		
Notes Payable	-	54,666
Notes Payable - Related Party	288,415	150,415
Total Long-Term Liabilities	288,415	205,081
TOTAL LIABILITIES	349,952	212,858
EQUITY		
Additional Paid-in-Capital	1,725,993	1,181,493
Accumulated Deficit	(1,811,433)	(1,072,733)
Total Equity	(85,440)	108,761
TOTAL LIABILITIES AND EQUITY	264,512	321,619

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	43,947	126,236
Cost of Revenue	32,770	22,960
Gross Profit	11,178	103,276
Operating Expenses		
Advertising and Marketing	67,859	133,066
General and Administrative	139,475	182,985
Research and Development	20,156	33,683
Rent and Lease	72,000	72,000
Payroll	465,666	449,064
Depreciation	29,774	18,590
Amortization	2,591	2,591
Total Operating Expenses	797,520	891,979
Operating Income (loss)	(786,343)	(788,703)
Other Income		
PPP Forgiveness	54,666	-
Other	4,538	10,757
Total Other Income	59,204	10,757
Other Expense		
Interest Expense	4,165	236
Total Other Expense	4,165	236
Provision for Income Tax	7,397	3,062
Net Income (loss)	(738,700)	(781,244)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(738,700)	(781,244)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	28,374	18,590
Amortization	2,591	2,591
Accounts Payable	22,413	(34,711)
Accounts Payable - Related Party	35,416	7,599
Sales Tax Payable	3,855	65
Inventory	(22,420)	(16,819)
Accounts Receivable	(1,704)	-
Prepaid Expenses	12,418	(16,350)
Payroll Liability	196	(16,174)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	81,140	(55,210)
Net Cash provided by (used in) Operating Activities	(657,560)	(836,454)
INVESTING ACTIVITIES		
Furniture, Tools, Equipment, and Tradeshow Booths	(8,046)	(53,678)
Patents & Software	(27,435)	(43,356)
Net Cash provided by (used by) Investing Activities	(35,482)	(97,034)
FINANCING ACTIVITIES		
Additional Paid-in-Capital	544,500	600,020
Notes Payable	(54,666)	54,666
Notes Payable - Related Parties	138,000	152,173
Net Cash provided by (used in) Financing Activities	627,834	806,859
Cash at the beginning of period	78,865	205,494
Net Cash increase (decrease) for period	(65,208)	(126,629)
Cash at end of period	13,657	78,865

Statement of Changes in Shareholder Equity

	Common Stock				Total
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Shareholder Equity
Beginning Balance at 1/1/2020	11,681,200	-	576,493	(291,489)	285,004
Issuance of Common Stock	1,220,000	-	605,000	-	605,000
Net Income (Loss)	-	-	-	(781,244)	(781,244)
Ending Balance 12/31/2020	12,901,200	-	1,181,493	(1,072,733)	108,760
Issuance of Common Stock	1,089,000	-	544,500	-	544,500
Net Income (Loss)	-	-	-	(738,700)	(738,700)
Ending Balance 12/31/2021	13,990,200	-	1,725,993	(1,811,433)	(85,440)

Barrco, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Barrco, Inc ("the Company") was formed in Washington State on April 26th, 2019. The Company plans to earn revenue using technology to raise and lower manholes and catch basins in civil infrastructure. The Company's headquarters is in Washington State. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Furniture, Tools, & Equipment	5	99,663	36,247	-	63,416
Tradeshow Booths	5	42,807	12,842	-	29,965
Grant Total	**-**	**142,470**	**49,089**	**-**	**93,381**

Intangible Assets

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Patents	10	98,373	10,973	-	87,400
Trademark	15	5,286	807	-	4,479
Software	3	937	312	-	625
Grant Total	**-**	**103,659**	**11,780**	**-**	**92,505**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value	
Nonvested shares, September 30, 2020 (At Inception)			
Granted	10,000	$	-
Vested	10,000	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2020	-	$	-
Granted	-	$	-
Vested	-	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2021	-	$	-

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsict Value
Total options outstanding, January 1, 2020	2,500,000	$0.25	$625,000
Granted	200,000	$0.50	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-	$ -	$ -
Total options outstanding, December 31, 2020	2,700,000	$0.27	$625,000
Granted	250,000	$0.50	$ -
Exercised	-	$ -	$ -
Expired/cancelled	(100,000)	$0.50	$ -
Total options outstanding, December 31, 2021	2,850,000	$0.28	$625,000
Options exercisable, December 31, 2021	1,957,500	$0.26	$473,750

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	1,875,000	
Granted	200,000	$ -
Vested	(625,000)	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2020	1,450,000	$ -
Granted	250,000	$ -
Vested	(707,500)	$ -
Forfeited	(100,000)	$ -
Nonvested options, December 31, 2021	892,500	$ -

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On December 31st, 2021, the Company and the founder entered into an agreement whereby the founder loans the Company $288,415. The note accrues interest at a rate of 4.0% per annum, compounded monthly. The term of the loan is 10 years and can be repaid at any time without penalty. Any payments made will first be applied to any accrued interest, and then to principal. The balance of the loan was $288,415 as of December 31st, 2021.

The founder used his personal credit cards to fund various business expenses throughout 2020 and 2021. The total year end balances for the founder's credit cards were $7,599 and $43,016 in 2020 and 2021, respectively. The founder is subsequently reimbursed every month by the Company for credit card expenses incurred during the month.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 – Related Party Transactions for details of loan made by the founder.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	$288,415

NOTE 6 – EQUITY

Barrco Inc. has authorized 25,000,000 of common shares with no par value. 12,901,200 shares were issued and outstanding as of December 31, 2020 and 13,990,200 shares were issued and outstanding as of December 31, 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 10,000,000 of preferred shares with no par value. There were no shares issued and outstanding as of December 31, 2020 or as of December 31, 2021.

Preferences for preferred shares have not been defined as the company has no issued and outstanding preferred shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 15, 2022, the date these financial statements were available to be issued.

The Company issued an additional 590,000 shares of common stock in exchange for $295,000.

The Company issued an additional 1,000 shares of common stock in May as a bonus to an employee.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.